Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	19,764	20,958	19,877	21,182
Net income available to common shareholders	$11,929	$4,366	$22,004	$15,276
Net income per share—basic	$0.60	$0.21	$1.11	$0.72
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	19,764	20,958	19,877	21,182
Net effect of dilutive stock options based on the treasury stock method using the average market price	204	176	213	191
Total	19,968	21,134	20,090	21,373
Net income available to common shareholders	$11,929	$4,366	$22,004	$15,276
Net income per share—diluted	$0.60	$0.21	$1.10	$0.71